FOR IMMEDIATE RELEASE      Contact: Guy T. Marcus
04/26/99                            Vice President-Investor Relations
                                    214/978-2691

                     HALLIBURTON REPORTS 1999 FIRST QUARTER

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announces that the company earned $81 million ($ .18 per diluted share) in the 1999 first quarter before the net cumulative effect of a change in accounting method, compared to net income of $203 million ($ . 46 per diluted share) earned in the year earlier first quarter. The company's 1999 first quarter revenues were $3.9 billion, down only eight percent compared to a year ago.
         Reduced revenues and lower earnings for the company in the 1999 first quarter are attributable to petroleum industry customers' sharp reduction of spending in response to very low crude oil and natural gas prices in the latter part of 1998 and the 1999 first quarter. The poor market conditions had the greatest impact on the financial results of the Energy Services Group business segment.
         During the 1999 first quarter Halliburton adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on Costs of Start-Up Activities (SOP 98-5)", which requires such costs to be expensed as incurred rather than being capitalized. As a result of the adoption of SOP 98-5 in the 1999 first quarter, the company recognized a $19 million after tax charge ($ .04 per diluted share) which brought net income to $62 million ($ .14 per diluted share).
         The Energy Services Group business segment's revenues were down 23 percent to $1,753 million in the 1999 first quarter, as compared to the 1998

                                     -more-

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
Halliburton Company                  page 2

quarter, while activity levels as measured by the worldwide rotary rig count declined by 35 percent over the same time period. Sharp revenue reductions were experienced in both the U.S. and international areas. International areas represented more than 70 percent of the segment's revenues in the quarter.
         The Energy Services Group's operating income was $57 million in the 1999 first quarter, 80 percent lower than a year ago. The segment's operating margins fell from 12.4 percent in last year's quarter to 3.2 percent in the 1999 first quarter. Lower profit margins were principally driven by negative operating leverage on the lower revenues, increased price competition and discounting of services and products, and lower profitability on upstream engineering and construction work by the segment's Brown & Root Energy Services business unit.
         The Engineering and Construction Group business segment's revenues were $1,508 million, up 12 percent compared to the 1998 first quarter. Both of the segment's business units, Kellogg Brown & Root and Brown & Root Services, increased revenues more than 10 percent. Operating income for the segment in the 1999 first quarter was $58 million, a decline of two percent from last year's quarter, and operating margins were 3.8 percent in the 1999 first quarter compared to 4.4 percent a year ago. The lower profit margins resulted primarily from lower margin work accomplished in the United Kingdom and Asia Pacific regions during the quarter.
         The Dresser Equipment Group business segment's revenues of $663 million in the 1999 first quarter were six percent higher than the 1998 quarter. Operating income was $54 million for the quarter, an increase of 38 percent compared to last year's first quarter. Operating margins increased to 8.1 percent in the 1999 first quarter compared to 6.3 percent in the last year's quarter. Improved activity in the U.S., which represented 50 percent of 1999 first quarter revenues compared to 40 percent last year, contributed to the improved financial performance of the segment.

                                     -more-

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Halliburton Company                  page 3

         Dick Cheney, Halliburton Company's chief executive officer, commented, "As I've said previously, 1999 is going to be a tough year for the oil services industry. But recent actions by OPEC and the improvement of oil and natural gas prices gives us reason to believe customer spending will pick up late this year or early in 2000. During the 1999 first quarter, the company reduced employment levels by about an additional 10 percent and consolidated many facilities to reduce our cost structure to better meet the needs of our markets. With our more efficient organization and a strong technological base I am optimistic about opportunities for future growth."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.
                                      ###


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

                               HALLIBURTON COMPANY
                        Consolidated Statements of Income
                                   (Unaudited)

                                                    Quarter Ended
                                                       March 31
                                                 1999            1998
                                       Millions of dollars except per share data
 Revenues
   Energy Services Group                      $    1,753      $    2,285
   Engineering and Construction Group              1,508           1,347
   Dresser Equipment Group                           663             623
                                              -----------     -----------
     Total revenues                           $    3,924      $    4,255
                                              -----------     -----------
                                              -----------     -----------
 Operating income
   Energy Services Group                      $       57      $      283
   Engineering and Construction Group                 58              59
   Dresser Equipment Group                            54              39
   General corporate                                 (17)            (20)
                                              -----------     -----------
     Total operating income                          152             361

 Interest expense                                    (36)            (30)
 Interest income                                      32               7
 Foreign currency losses, net                         (1)              -
 Other nonoperating, net                               2               -
                                              -----------     -----------
 Income before income
   taxes, minority interests, and
   change in accounting method                       149             338

 Provision for income taxes                          (60)           (128)

 Minority interest in net income
   of subsidiaries                                    (8)             (7)
                                              -----------     -----------
 Income before accounting change                      81             203

 Cumulative effect of change in
  accounting method, net                             (19)              -
                                              -----------     -----------
 Net income                                   $       62      $      203
                                              -----------     -----------
                                              -----------     -----------

 Basic income per share:
   Before change in accounting method         $     0.18      $     0.46
   Change in accounting method                     (0.04)              -
                                              -----------     -----------
   Net income                                 $     0.14      $     0.46

 Diluted income per share:
   Before change in accounting method         $     0.18      $     0.46
   Change in accounting method                     (0.04)              -
                                              -----------     -----------
   Net income                                 $     0.14      $     0.46

 Basic average common
   shares outstanding                                440             438

 Diluted average common
   shares outstanding                                442             443

 Prior year restated for the acquisition of Dresser Industries, Inc., which has been accounted for as a pooling of interests.



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